UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

FORM 11-K
___________________

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-13300

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL ONE FINANCIAL CORPORATION
1680 Capital One Drive
McLean, Virginia 22102

Capital One Financial Corporation Associate Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2021 and 2020

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule:
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	12
Signature	27
Exhibit:
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	28

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of the Capital One Financial Corporation Associate Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2021 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2018.
Tysons, Virginia
June 17, 2022

Capital One Financial Corporation Associate Savings Plan
Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2021	2020
Assets:
Investments, at fair value	$8,787,813,990	$7,129,574,705
Investments, at contract value	542,647,650	572,243,732
Total investments	9,330,461,640	7,701,818,437
Receivables:
Notes receivable from participants, maturing through 2032, 3.25% - 9% interest rates	138,935,267	128,601,435
Other receivables	7,115,086	12,614,025
Total assets	9,476,511,993	7,843,033,897

Liabilities:
Other liabilities	5,354,442	10,245,099
Total liabilities	5,354,442	10,245,099
Net assets available for benefits	$9,471,157,551	$7,832,788,798

See Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2021	2020
Additions:
Investment income:
Net appreciation of investments	$1,389,936,934	$922,754,043
Interest and dividends on investments	10,472,170	7,208,479
Net investment income	1,400,409,104	929,962,522
Interest income on notes receivable from participants	7,797,511	8,536,560
Contributions:
Employer	355,254,364	330,193,523
Participants	409,719,947	368,430,614
Rollovers	76,433,780	50,926,641
Total contributions	841,408,091	749,550,778
Total additions	2,249,614,706	1,688,049,860
Deductions:
Benefits paid to participants	594,998,005	531,397,900
Administrative expenses	16,247,948	10,603,623
Total deductions	611,245,953	542,001,523
Net increase in net assets available for benefits	1,638,368,753	1,146,048,337
Net assets available for benefits:
Beginning of year	7,832,788,798	6,686,740,461
End of year	$9,471,157,551	$7,832,788,798

See Notes to Financial Statements.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees.

The Benefits Committee of the Company is the Plan administrator and Fidelity Management Trust Company (the “Trustee”) was the Plan trustee for both the 2021 and 2020 plan years.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who are age 18 or older (including any related companies that adopt the Plan). Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of Plan participation. The Plan is a qualified defined contribution retirement plan with a cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k), respectively, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions of no more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The IRS limitation was $19,500 for both 2021 and 2020. Participants who are age 50 or older at the end of a particular calendar year are permitted to make additional elective deferral contributions of $6,500 for both 2021 and 2020. Participants may also contribute amounts representing distributions from other qualified plans as roll-over contributions.

The Company makes non-elective contributions to each eligible associate’s account and matches a portion of associate contributions. The Company’s contributions, which provide for a maximum annual Company contribution of up to 7.5% of eligible compensation, consist of two major components: (1) a basic safe-harbor non-elective contribution and (2) Company matching contribution.

The following table summarizes the Company's contribution structure under the Plan:

Contribution Type	Contribution Structure
1. Basic safe-harbor non-elective contribution	• 3% of eligible compensation
2. Company matching contribution
•    Up to 3% of eligible compensation, calculated as 100% Company match on the first 3% of associate deferrals
•    Up to 1.5% of eligible compensation, calculated as 50% Company match on the next 3% of associate deferrals

Total annual contribution opportunity	• Maximum of 7.5% of eligible compensation

The basic safe-harbor non-elective contribution of 3% of eligible compensation, as defined in the Plan document, is made for all eligible employees regardless of employee contributions to the Plan. In addition, the Company makes matching contributions of up to 4.5% of a participant’s eligible compensation. The Company makes “true-up”

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
matching contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year. Employees who have made pre-tax and/or Roth contributions to the Plan during the Plan year are eligible for the Company matching contributions. The Company makes contributions on a per-pay period basis and new employees become immediately eligible for the Company’s matching contributions. All Company contributions are cash contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of Company contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan’s investment options in each participant’s account. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the Company’s basic safe-harbor non-elective contributions vest immediately, along with earnings on those contributions. The Company’s matching contributions plus actual earnings thereon vest after two years of service.

Forfeited Accounts

Excess forfeited balances of terminated participants’ non-vested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited non-vested accounts totaled $7,384,902 and $5,640,670 as of December 31, 2021 and 2020, respectively. Forfeitures used to reduce certain administrative expenses and the Company contributions totaled $0 and $7,501,131, respectively, in 2021, and $128,171 and $7,029,375, respectively, in 2020.

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. As of December 31, 2021, the Company offered 22 investment options, which are summarized below:

•BlackRock LifePath Index Non-Lendable Fund (2025, 2030, 2035, 2040, 2045, 2050, 2055, 2060, 2065, and Retirement)—Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BlackRock LifePath 2045) represents the year during which participants will most likely begin to draw income and/or principal from their investment. The LifePath funds are the default investment choices unless participants choose otherwise. The investment is a “qualified default investment alternative” for purposes of ERISA.

•BlackRock Russell 2500 Index Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

•BlackRock Strategic Completion Non-Lendable Fund—Monies are primarily invested in inflation-sensitive asset classes, such as U.S. treasury inflation protected securities, real estate investment trusts and commodities.

•BlackRock U.S. Debt Index Non-Lendable Fund— Monies are primarily invested in debt securities included in the Bloomberg U.S. Aggregate Bond Index, which broadly represents the performance of intermediate duration debt securities publicly traded in the U.S.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
•Capital One Stock Fund—Monies are invested in a unitized trust fund which primarily invests in shares of the Company’s common stock, as well as in short-term investments to provide for the Capital One Stock Fund's estimated liquidity needs.

•Fidelity BrokerageLink—This self-directed option allows participants to invest in mutual funds and other investment options beyond the investment options offered directly through the Plan.

•Fidelity Global ex U.S. Index Fund—Monies are primarily invested in securities included in the MSCI ACWI (All Country World Index) ex USA Index and in depository receipts representing securities included in the index, which broadly represents the performance of foreign developed and emerging stock markets.

•International Equity Fund—Monies are primarily invested in securities included in the MSCI ACWI (All Country World Index) ex USA Index and in depository receipts representing securities included in the index, which broadly represents the performance of foreign developed and emerging stock markets.

•Capital One Stable Value Fund (Invesco)—Monies are invested in a diversified portfolio of investment contracts issued by high quality insurance companies and banks, with each contract carrying a crediting rate of interest and backed by high quality securities.

•Prudential Core Plus Bond Fund (Class 5)—Monies are primarily invested in debt securities meant to outperform the Bloomberg U.S. Aggregate Bond Index, which broadly represents the performance of debt securities publicly traded in the U.S.

•State Street S&P 500 Index Non-Lending Series Fund—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of large capitalization companies publicly traded in the U.S.

•U.S. Large Cap Equity Fund—Monies are primarily invested in common stocks included in the Russell 1000 Index, which broadly represents the performance of large capitalization companies publicly traded in the U.S.

•U.S. Small/Mid Cap Equity Fund—Monies are primarily invested in common stocks included in the Russell 2500 Index, which broadly represents the performance of small to mid-capitalization companies publicly traded in the U.S.

Notes Receivable from Participants

Participants may elect to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms typically range from one to five years, but can extend up to ten years if used toward the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate commensurate with prevailing rates as determined by the Benefits Committee (currently at a rate of Prime plus 2%). Principal and interest are paid ratably through bi-weekly payroll deductions. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum cash distribution upon the participant’s death, hardship, retirement, termination of service or for other reasons as governed by the Plan document. If the participant has invested in the Capital One Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
Administrative Expenses

Administrative expenses consist primarily of record keeping, investment management, and advisory fees paid to the Trustee. Record keeping and investment management fees are paid by the plan participants. Advisory fees to the Trustee are paid either out of Plan forfeitures or by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in any unvested amounts in their accounts.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). Benefits are recorded when paid. The preparation of financial statements in accordance with U.S. GAAP requires management to make a number of judgments, estimates and assumptions that affect the amounts reported in the financial statements and related disclosures. These estimates are based on information available as of the date of the financial statements. While management makes its best judgment, actual amounts or results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Securities transactions are recorded as of the trade date.

The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of shares held by the Plan as of year end.

Capital One Stock Fund is not traded on an active market. The unit value of the Capital One Stock Fund is based on the closing price of the Company’s stock and the value of the money market component on the last business day of the Plan year. The Company’s stock is listed and traded on the New York Stock Exchange.

Collective investment trusts were classified as Level 2 in the fair value hierarchy as of December 31, 2021 and 2020. Each collective investment trust provides for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirements for participants and 30 days advance notice requirement for the Plan. There were no unfunded commitments as of December 31, 2021 and 2020.

Self-managed funds are invested in underlying market securities that are traded on active markets and common collective trusts. The unit value for each fund is based on the closing price of the underlying sub-advisor stock and market holdings.

The Plan’s investment in the Invesco Stable Value Fund has underlying investments in guaranteed investment contracts (“GICs”), synthetic GICs, and cash equivalents, and is measured and accounted for based on contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

Interest income on investments and notes receivable from participants is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments is reflected in statements of changes in net assets available for benefits.

Risks and Uncertainties

The Plan invests in many types of investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2021 is included in the Supplemental Schedule—Schedule H, Line 4i—Schedule of Assets (Held at End of Year).

Fully Benefit-Responsive Investment Contracts

Capital One's Stable Value Fund from Invesco (the “Fund”) invests primarily in investment contracts such as traditional GICs and synthetic GICs. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. The interest crediting rate is based on a formula established by the contract issuer. With traditional GICs, the Fund owns only the contract itself.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Fund in certain circumstances. With synthetic GICs, the underlying investments are owned by the Fund and held in trust for Plan participants. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate of less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. As of both December 31, 2021 and 2020, all of the investment contracts in the Fund were synthetic GICs.

Certain circumstances may limit the Plan’s ability to execute transactions of the Fund at contract value with the contract issuer. These circumstances include termination of the Plan, a material adverse change to the provisions of the Plan, the Company making an election to withdraw from a wrapper contract in order to switch to a different investment provider, or the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
its qualified status, uncured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The Plan administrator believes that the events noted above that limit the Plan’s ability to execute transactions at contract value are unlikely to occur.

Note 4—Fair Value Measurement

Fair value, also referred to as an exit price, is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

Level 1:	Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Valuation is generated from techniques that use significant assumptions not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies or similar techniques.

The accounting guidance for fair value measurements requires that management maximize the use of observable inputs and minimize the use of unobservable inputs in determining the fair value. The calculation of fair value is based on market conditions as of each statement of net assets available for benefits date and may not be reflective of the ultimate realizable value.

Financial Assets Measured at Fair Value on a Recurring Basis

The following tables display the Plan’s assets measured on the statements of net assets available for benefits at fair value on a recurring basis as of December 31, 2021 and 2020:

	December 31, 2021
	Level 1	Level 2	Total
Investments, at fair value:
Registered investment companies	$124,609,635	$—	$124,609,635
Collective investment trusts	—	5,774,370,908	5,774,370,908
Self-managed funds	1,800,683,647	521,762,573	2,322,446,220
Fidelity Brokerage Link	135,849,714	—	135,849,714
Capital One Stock Fund	430,537,513	—	430,537,513
Total plan assets, at fair value			$8,787,813,990

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements

	December 31, 2020
	Level 1	Level 2	Total
Investments, at fair value:
Registered investment companies	$191,130,322	$—	$191,130,322
Collective investment trusts	—	4,685,057,901	4,685,057,901
Self-managed funds	1,443,640,290	379,858,216	1,823,498,506
Fidelity Brokerage Link	102,583,653	—	102,583,653
Capital One Stock Fund	327,304,323	—	327,304,323
Total plan assets, at fair value			$7,129,574,705

Note 5—Income Tax Status

The Plan has received a determination letter from the IRS dated April 25, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has assessed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6—Transactions with Parties-in-Interest

The following table summarizes the fair value of transactions within certain Plan investment options that are considered to be party-in-interest transactions as of December 31, 2021 and 2020, for which a statutory exception exists:

	December 31,	December 31,
	2021	2020
U.S. Large Cap Equity Fund	$1,108,895,465	$912,249,273
U.S. Small/Mid Cap Equity Fund	733,792,720	584,640,896
Capital One Stock Fund	430,537,513	327,304,323
International Equity Fund	479,758,035	326,608,337
Fidelity Global ex U.S. Index Fund	124,609,635	191,130,322
Notes receivable from participants	138,935,267	128,601,435
Fidelity BrokerageLink	135,849,714	102,583,653
IGT Dodge & Cox Core Fixed Income Fund	28,525,561	30,971,995

Capital One Financial Corporation Associate Savings Plan
Notes to Financial Statements
The Plan recognized administrative expense paid to the Trustee and other parties-in-interest of $7,859,659 and $5,861,141 in 2021 and 2020, respectively.

Note 7—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2021 and 2020 per the financial statements to the net assets available for benefits per Form 5500:

	December 31,	December 31,
	2021	2020
Net assets available for benefits:
Net assets available for benefits, per the financial statements	$9,471,157,551	$7,832,788,798
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,494,952	26,428,471
Benefits payable to participants	(3,731,188)	(6,655,912)
Loans deemed distributed	(2,791,383)	(2,339,865)
Net assets available for benefits, per Form 5500	$9,475,129,932	$7,850,221,492

The following table presents a reconciliation of net income for the year ended December 31, 2021 and 2020 per the financial statements to the net income per Form 5500:

	Year Ended December 31,
	2021	2020
Net income:
Net increase in net assets available for benefits, per the financial statements	$1,638,368,753	$1,146,048,337
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(26,428,471)	(9,743,082)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,494,952	26,428,471
Change in benefits payable to participants	2,924,724	(6,655,912)
Change in loans deemed distributed	(451,518)	(500,896)
Net income, per Form 5500	$1,624,908,440	$1,155,576,918

Capital One Financial Corporation Associate Savings Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
		Shares/Rate		(e) Current Value
	Registered investment companies (“RIC”):
*	Fidelity Global ex U.S. Index Fund	8,149,747	shares	$124,609,635
	Collective investment trusts (“CIT”):
	State Street S&P 500 Index Fund	16,958,220	shares	1,696,144,174
	BlackRock LifePath 2045	12,016,852	shares	572,867,352
	BlackRock LifePath 2050	11,417,163	shares	571,578,585
	BlackRock LifePath 2040	11,458,891	shares	508,940,895
	BlackRock LifePath 2035	9,968,724	shares	407,286,192
	BlackRock LifePath 2055	12,431,958	shares	450,910,853
	BlackRock LifePath 2030	8,615,676	shares	319,808,728
	Prudential Core Plus Bond Fund	1,570,573	shares	306,403,048
	BlackRock LifePath 2025	6,226,083	shares	208,712,011
	BlackRock U.S. Debt Index	6,893,765	shares	112,897,128
	BlackRock Russell 2500 Index Fund	4,821,003	shares	225,396,087
	BlackRock LifePath 2060	11,171,139	shares	230,596,888
	BlackRock LifePath Retirement	4,595,706	shares	119,965,838
	BlackRock LifePath 2065	1,757,780	shares	25,859,402
	BlackRock Strategic Completion	1,162,410	shares	17,003,727
	Self-managed funds:
* **	U.S. Large Cap Equity Fund	Various RIC, CIT, and common stocks		1,108,895,465
* **	U.S. Small/Mid Cap Equity Fund	Various RIC, CIT, and common stocks		733,792,720
* **	International Equity Fund	Various RIC and CIT		479,758,035
*	Participant-directed brokerage accounts:
	Fidelity BrokerageLink	Various mutual funds and common stocks		135,849,714
	Fully benefit-responsive investment contracts (synthetic):
	IGT Invesco Short Term Bond Fund			258,184,147
	IGT Jennison Intermediate Fund			56,621,211
	IGT Invesco Intermediate Fund			56,494,402
*	IGT Dodge & Cox Core Fixed Income Fund			28,525,561
	IGT Invesco Core Fixed Income Fund			28,464,409
	IGT Pimco Core Fixed Income Fund			28,482,156
	IGT Loomis Sayles Core Fixed Income Fund			28,278,823
	IGT Loomis Sayles Intermediate Fund			28,237,212
	IGT Pimco Intermediate Fund			28,068,374
	Wrapped holdings	530,861,343	shares	541,356,295
	Cash & equivalents	11,786,307	par	11,786,307
	Capital One Stable Value Fund (Invesco)			553,142,602
*	Capital One Stock Fund:
	Corporate common stock	2,859,692	shares	414,912,712
	Cash & equivalents	15,624,801	par	15,624,801
	Capital One Stock Fund			430,537,513
	Total investments			9,340,956,592
*	Notes receivable from participants, maturing through 2032	3.25% - 8.5% interest rates		136,143,884
	Total as of December 31, 2021			$9,477,100,476
__________
* Indicates a party-in-interest to the Plan.
** Detailed holding listing follows this supplemental schedule
Note: Column (d) is not applicable as all investments are participant-directed.

Capital One Financial Corporation Associate Savings Plan

Appendix to Schedule H, Line 4i

Account Name	Total Value of Holdings	Security Identifier	Security Description	Shares/Par	Total Value
U.S. Large Cap Equity Fund	1,107,744,271	21M99A952	SSGA S&P 500 NL SER A (CMM3)	395,163	39,523,829
		FGD194000	Capital One LSV LCV SMA	16,727,772	281,862,961
		FGD196000	Capital One Macquarie LCV	19,789,733	304,465,042
		FGD200000	Capital One Polen LCG SMA	12,896,212	234,388,650
		FGD205000	Capital One T Rowe LC Gr	13,641,945	247,505,812
U.S. Large Cap Equity Fund Total					1,107,746,294
CAPITAL ONE LSV LCV SMA	281,762,141	CASH	(CASH)	74,663	74,663
		1055102	AFLAC INC	35,700	2,084,523
		1084102	AGCO CORP	18,500	2,146,370
		00206R102	AT&T INC	165,600	4,073,760
		00287Y109	ABBVIE INC	16,200	2,193,480
		00508Y102	ACUITY BRANDS INC	7,270	1,539,204
		01973R101	ALLISON TRANSMISSION HLDGS INC	18,800	683,380
		20002101	ALLSTATE CORPORATION	21,800	2,582,428
		25932104	AMERICAN FINL GROUP INC OHIO	16,400	2,252,048
		26874784	AMERICAN INTERNATIONAL GROUP	30,400	1,728,544
		03076C106	AMERIPRISE FINANCIAL INC	13,800	4,162,908
		31162100	AMGEN INC	10,600	2,384,682
		31652100	AMKOR TECHNOLOGY INC	80,200	1,988,158
		35710409	ANNALY CAPITAL MGMT INC REIT	106,400	855,456
		38222105	APPLIED MATERIALS INC	17,200	2,706,592
		42735100	ARROW ELECTRONICS INC	13,300	1,785,791
		45487105	ASSOCIATED BANC CORP	73,300	1,655,847
		47649108	ATKORE INC	20,100	2,234,919
		60505104	BANK OF AMERICA CORPORATION	69,800	3,105,402
		08579W103	BERRY GLOBAL GROUP INC	20,900	1,542,002
		86516101	BEST BUY CO INC	13,000	1,329,900
		09062X103	BIOGEN INC	2,120	508,630
		09739D100	BOISE CASCADE CO	18,400	1,310,080
		99724106	BORGWARNER INC	31,000	1,397,170
		105368203	BRANDYWINE REALTY TRUST	81,200	1,089,704
		110122108	BRISTOL-MYERS SQUIBB CO	53,700	3,348,195
		125523100	CIGNA CORP	7,600	1,745,188
		126117100	C N A FINANCIAL CORP	28,900	1,273,912
		126650100	CVS HEALTH CORP	34,600	3,569,336
		14040H105	CAPITAL ONE FINANCIAL CORP	14,300	2,074,787
		14149Y108	CARDINAL HEALTH INC	22,900	1,190,360
		146229109	CARTERS INC	8,500	860,370
		150870103	CELANESE CORP	11,900	1,999,914
		153527205	CENTRAL GARDEN & PET CO CL A	16,600	794,310
		17275R102	CISCO SYSTEMS INC	40,900	2,591,833
		172967424	CITIGROUP INC	64,700	3,907,233

Capital One Financial Corporation Associate Savings Plan

174610105	CITIZENS FINANCIAL GROUP INC	58,600	2,768,850
20030N101	COMCAST CORP CL A	52,300	2,632,259
205887102	CONAGRA BRANDS INC	49,900	1,704,085
20848V105	CONSENSUS CLOUD SOLUTION	3,699	214,061
224399105	CRANE CO	14,600	1,485,258
2256908	AMDOCS LTD	30,500	2,293,600
228368106	CROWN HOLDINGS INC	7,700	851,774
231021106	CUMMINS INC	10,000	2,181,400
231561101	CURTISS WRIGHT CORPORATION	7,100	984,557
23918K108	DAVITA INC	15,000	1,706,400
24703L202	DELL TECHNOLOGIES INC CL C	29,310	1,646,343
247361702	DELTA AIR INC	28,800	1,125,504
253393102	DICKS SPORTING GOODS INC	20,100	2,311,299
254543101	DIODES INC	14,300	1,570,283
254709108	DISCOVER FIN SVCS	22,100	2,553,876
2556868	EVEREST REINSURANCE GROUP LTD	4,600	1,260,032
277432100	EASTMAN CHEMICAL CO	15,800	1,922,386
278642103	EBAY INC	41,500	2,759,750
2788713	BUNGE LIMITED	16,600	1,549,776
29272W109	ENERGIZER HLDGS INC	17,900	717,790
30231G102	EXXON MOBIL CORP	20,800	1,272,752
302520101	FNB CORP PA	110,400	1,339,152
31428X106	FEDEX CORP	7,900	2,043,256
31847R102	FIRST AMERICAN FINANCIAL CORP	22,400	1,752,352
320517105	FIRST HORIZON CORP	80,600	1,328,288
35137L105	FOX CORP CL A	63,150	2,330,235
36162J106	GEO GROUP INC	56,600	438,650
369550108	GENERAL DYNAMICS CORPORATION	7,400	1,542,678
370334104	GENERAL MILLS INC	25,100	1,691,238
37045V100	GENERAL MOTORS CO	55,600	3,259,828
375558103	GILEAD SCIENCES INC	34,100	2,476,001
38141G104	GOLDMAN SACHS GROUP INC	8,000	3,060,400
397624107	GREIF INC CL A	27,300	1,660,659
40412C101	HCA HEALTHCARE INC	9,700	2,492,124
40434L105	HP INC	90,700	3,439,344
42824C109	HEWLETT PACKARD ENTERPRISE CO	82,600	1,312,514
431571108	HILLENBRAND INC	26,800	1,393,332
44107P104	HOST HOTELS & RESORTS INC	30,100	523,439
446413106	HUNTINGTON INGALLS INDUSTRIES INC	7,200	1,344,528
456237106	INDUSTRIAL LOGISTICS PROPERTIES TR	36,300	909,315
457187102	INGREDION INC	13,500	1,313,415
458140100	INTEL CORP	120,200	6,190,300
459200101	INTL BUS MACH CORP	19,300	2,579,638
477143101	JETBLUE AIRWAYS CORP	69,500	989,680
48123V102	ZIFF DAVIS INC	8,420	933,441
493267108	KEYCORP	71,900	1,663,047
500754106	KRAFT HEINZ CO	53,500	1,920,650
501044101	KROGER CO	73,200	3,313,032

Capital One Financial Corporation Associate Savings Plan

50155Q100	KYNDRYL HOLDINGS INC	3,860	69,866
502431109	L3HARRIS TECHNOLOGIES INC	5,000	1,066,200
505336107	LA Z BOY INC	21,400	777,034
521865204	LEAR CORP NEW	7,800	1,427,010
526057104	LENNAR CORP CL A	22,500	2,613,600
534187109	LINCOLN NATIONAL CORP	29,900	2,040,974
539830109	LOCKHEED MARTIN CORP	4,200	1,492,722
546347105	LOUISIANA PACIFIC CORP	32,700	2,562,045
552690109	MDU RESOURCES GROUP INC	46,600	1,447,280
56418H100	MANPOWERGROUP INC	11,600	1,129,028
56585A102	MARATHON PETROLEUM CORP	29,600	1,894,104
576323109	MASTEC INC	2,100	193,788
58155Q103	MCKESSON CORP	8,100	2,017,224
58463J304	MEDICAL PPTY TR INC	36,100	863,151
58933Y105	MERCK & CO INC NEW	87,000	6,727,710
59156R108	METLIFE INC	33,300	2,080,917
60871R209	MOLSON COORS BEVERAGE CO B	48,400	2,243,340
615394202	MOOG INC CL A	17,300	1,400,781
617446448	MORGAN STANLEY	41,600	4,083,456
62886E112	NCR CORP	35,900	1,443,180
629377508	NRG ENERGY INC	47,400	2,041,992
63938C108	NAVIENT CORP	68,400	1,451,448
64110D104	NETAPP INC	17,200	1,582,228
65336K103	NEXSTAR MEDIA GROUP INC A	9,411	1,420,873
666807102	NORTHROP GRUMMAN CORP	4,300	1,664,401
67623C109	OFFICE PROPERTIES INCOME TRUST	21,100	524,124
68389X105	ORACLE CORP	44,000	3,837,240
68622V106	ORGANON & CO	4,550	138,548
688239201	OSHKOSH CORP	14,900	1,679,379
690742101	OWENS CORNING INC	17,700	1,601,850
70959W103	PENSKE AUTOMOTIVE GROUP INC	21,400	2,294,508
717081103	PFIZER INC	129,000	7,617,450
718172109	PHILIP MORRIS INTL INC	15,500	1,491,875
718546104	PHILLIPS 66	15,900	1,152,114
72147K108	PILGRIM'S PRIDE CORP NEW	19,158	540,256
744320102	PRUDENTIAL FINANCIAL INC	15,400	1,666,896
74736K101	QORVO INC	7,500	1,172,925
750236101	RADIAN GROUP INC	35,200	743,776
75886F107	REGENERON PHARMACEUTICALS INC	1,900	1,199,888
7591EP100	REGIONS FINANCIAL CORP	125,500	2,757,235
759509102	RELIANCE STEEL & ALUMINUM CO	9,300	1,508,646
76009N100	RENT A CTR INC	20,600	996,628
783549108	RYDER SYSTEM INC	10,400	857,272
78573L106	SABRA HEALTHCARE REIT INC	36,800	498,272
828806109	SIMON PPTY GROUP INC - REIT	6,200	990,574

Capital One Financial Corporation Associate Savings Plan

		83012A109	SIXTH STREET SPECIALTY LENDING INC	30,600	728,280
		832696405	JM SMUCKER CO/THE	14,700	1,996,554
		833034101	SNAP-ON INCORPORATED	4,500	969,210
		85208M102	SPROUTS FMRS MKT INC	43,500	1,291,080
		857477103	STATE STREET CORP	29,400	2,750,958
		858119100	STEEL DYNAMICS INC	23,200	1,446,056
		87165B103	SYNCHRONY FINANCIAL	22,100	1,025,219
		87612E110	TARGET CORP	12,800	2,962,432
		883203101	TEXTRON INC	6,600	509,652
		902494103	TYSON FOODS INC CL A	21,100	1,839,076
		911363109	UNITED RENTALS INC	2,000	664,580
		91325V108	UNITI GROUP INC	41,580	588,773
		913903100	UNIVERSAL HEALTH SVCS INC CL B	8,900	1,153,974
		91913Y100	VALERO ENERGY CORP	19,500	1,464,645
		92047W101	VALVOLINE INC	36,100	1,346,169
		92343V104	VERIZON COMMUNICATIONS INC	88,300	4,588,068
		92556H206	PARAMOUNT GLOBAL CL B	36,500	1,110,330
		92556V106	VIATRIS INC	11,440	154,783
		92840M102	VISTRA CORP	60,000	1,366,200
		928563402	VMWARE INC CL A	8,592	995,641
		931427108	WALGREENS BOOTS ALLIANCE INC	23,000	1,199,680
		959802109	WESTERN UNION CO	38,100	679,704
		96145D105	WESTROCK CO	25,800	1,144,488
		963320106	WHIRLPOOL CORP	10,900	2,557,794
		989701107	ZIONS BANCORP	25,100	1,585,316
		B3SPXZ3	LYONDELLBASELL INDS CLASS A	22,900	2,112,067
		B4Q5ZN4	JAZZ PHARMA PLC	6,800	866,320
		BKVD2N4	SEAGATE TECHNOLOGY HOLDINGS PLC	31,700	3,603,656
		262006208	Dreyfus Government Cash Mgmt Instl	718,590	718,590
CAPITAL ONE LSV LCV SMA Total					281,946,753
CAPITAL ONE MACQUARIE LCV	304,519,761	CASH	(CASH)	63,141	63,141
		26874784	AMERICAN INTERNATIONAL GROUP	156,200	8,881,532
		39483102	ARCHER DANIELS MIDLAND CO	142,747	9,648,270
		71813109	BAXTER INTL INC	104,300	8,982,316
		11135F101	BROADCOM INC	15,400	10,247,314
		125523100	CIGNA CORP	38,600	8,863,718
		126650100	CVS HEALTH CORP	102,800	10,604,848
		17275R102	CISCO SYSTEMS INC	171,800	10,886,966
		192446102	COGNIZANT TECH SOLUTIONS CL A	110,526	9,805,867
		20030N101	COMCAST CORP CL A	163,400	8,223,922
		205887102	CONAGRA BRANDS INC	254,900	8,704,835
		20825C104	CONOCOPHILLIPS	138,643	10,034,980
		254687106	DISNEY (WALT) CO	59,800	9,262,422
		254709108	DISCOVER FIN SVCS	76,399	8,828,668
		256677105	DOLLAR GENERAL CORP	38,672	9,120,018
		256746108	DOLLAR TREE INC	71,700	10,075,284
		260003108	DOVER CORP	48,094	8,733,870

Capital One Financial Corporation Associate Savings Plan

		26614N102	DUPONT DE NEMOURS INC	109,100	8,813,098
		281020107	EDISON INTL	121,400	8,370,530
		29476L107	EQUITY RESIDENTIAL REIT	110,700	10,085,047
		31620M106	FIDELITY NATL INFORM SVCS INC	71,607	7,815,904
		438516106	HONEYWELL INTL INC	40,723	8,491,153
		478160104	JOHNSON & JOHNSON	49,200	8,416,644
		58933Y105	MERCK & CO INC NEW	110,600	8,552,698
		59156R108	METLIFE INC	141,147	8,820,276
		620076307	MOTOROLA SOLUTIONS INC	40,400	11,008,596
		666807102	NORTHROP GRUMMAN CORP	24,500	9,483,215
		68389X105	ORACLE CORP	103,300	9,008,793
		75513E105	RAYTHEON TECHNOLOGIES CORP	108,800	9,363,328
		872540109	TJX COMPANIES INC NEW	121,000	9,186,320
		89832Q109	TRUIST FINL CORP	154,800	9,063,540
		902973304	US BANCORP DEL	148,300	8,398,229
		92343V104	VERIZON COMMUNICATIONS INC	147,400	7,658,904
		92556V106	VIATRIS INC	596,494	8,070,564
		09248U874	BLACKROCK LIQUID FEDERAL TRUST INSTL	1	1
		262006208	Dreyfus Government Cash Mgmt Instl	3,105,324	3,105,324
CAPITAL ONE MACQUARIE LCV Total					304,680,134
CAPITAL ONE POLEN LCG SMA	234,388,804	2824100	ABBOTT LABORATORIES	91,170	12,831,266
		00724F101	ADOBE INC	20,033	11,359,913
		9066101	AIRBNB INC CLASS A	40,227	6,697,393
		16255101	ALIGN TECHNOLOGY INC	6,499	4,271,013
		02079K107	ALPHABET INC CL C	6,453	18,672,336
		02079K305	ALPHABET INC CL A	2,320	6,721,133
		23135106	AMAZON.COM INC	6,079	20,269,453
		52769106	AUTODESK INC	27,061	7,609,283
		256163106	DOCUSIGN INC	23,078	3,515,010
		30303M102	META PLATFORMS INC CL A	42,496	14,293,530
		366651107	GARTNER INC	21,002	7,021,389
		452327109	ILLUMINA INC	11,244	4,277,667
		46120E602	INTUITIVE SURGICAL INC	14,526	5,219,192
		55354G100	MSCI INC	6,160	3,774,170
		57636Q104	MASTERCARD INC CL A	32,264	11,593,100
		594918104	MICROSOFT CORP	39,542	13,298,765
		64110L106	NETFLIX INC	10,847	6,534,667
		654106103	NIKE INC CL B	31,101	5,183,604
		70450Y103	PAYPAL HLDGS INC	27,614	5,207,448
		79466L302	SALESFORCE INC	42,973	10,920,728
		81762P102	SERVICENOW INC	13,391	8,692,232
		855244109	STARBUCKS CORP	51,615	6,037,407
		91324P102	UNITEDHEALTH GROUP INC	16,051	8,059,849
		92826C839	VISA INC CL A	42,040	9,110,488
		98978V103	ZOETIS INC CL A	41,563	10,142,619
		B4BNMY3	ACCENTURE PLC CL A	25,140	10,421,787
		262006208	Dreyfus Government Cash Mgmt Instl	2,818,735	2,818,735

Capital One Financial Corporation Associate Savings Plan

CAPITAL ONE POLEN LCG SMA Total					234,554,178
CAPITAL ONE T ROWE LC GR	248,204,542	CASH	(CASH)	28,207	28,207
		7903107	ADVANCED MICRO DEVICES INC	14,085	2,026,832
		02079K107	ALPHABET INC CL C	2,674	7,737,460
		02079K305	ALPHABET INC CL A	6,989	20,247,413
		23135106	AMAZON.COM INC	6,254	20,852,962
		32095101	AMPHENOL CORPORATION CL A	34,500	3,024,270
		36752103	ANTHEM INC	2,827	1,310,428
		37833100	APPLE INC	80,871	14,360,263
		05352A100	AVANTOR INC	59,175	2,493,635
		75887109	BECTON DICKINSON & CO	6,097	1,533,274
		09857L108	THE BOOKING HOLDINGS INC	1,007	2,416,025
		125523100	CIGNA CORP	21,714	4,986,186
		146869102	CARVANA CO CL A	6,485	1,503,158
		15135B101	CENTENE CORP	1,616	133,158
		169656105	CHIPOTLE MEXICAN GRILL INC	882	1,541,957
		22160N109	COSTAR GROUP INC	338	26,712
		22266T109	COUPANG INC A	32,741	961,931
		256677105	DOLLAR GENERAL CORP	12,528	2,954,478
		25809K105	DOORDASH INC	2,176	324,006
		26142R104	DRAFTKINGS INC CL A	20,898	574,068
		30303M102	META PLATFORMS INC CL A	41,130	13,834,076
		30744W107	FARFETCH LTD CL A	19,317	645,767
		337738108	FISERV INC	32,000	3,321,280
		34959E113	FORTINET INC	11,005	3,955,197
		37940X102	GLOBAL PAYMENTS INC	25,456	3,441,142
		40412C101	HCA HEALTHCARE INC	10,513	2,701,000
		418100103	HASHICORP INC	2,006	182,626
		444859102	HUMANA INC	4,282	1,989,246
		44891N208	IAC/INTERACTIVECORP	8,965	1,171,815
		45687V106	INGERSOLL RAND INC	40,421	2,500,847
		461202103	INTUIT INC	14,420	9,275,232
		46120E602	INTUITIVE SURGICAL INC	14,120	5,073,316
		538034109	LIVE NATION ENTERTAINMENT INC	12,928	1,547,352
		550021109	LULULEMON ATHLETICA INC	4,496	1,759,959
		57060D108	MARKETAXESS HLDGS INC	937	385,360
		57636Q104	MASTERCARD INC CL A	8,390	3,014,695
		57667L107	MATCH GROUP INC	14,750	1,950,688
		594918104	MICROSOFT CORP	82,295	27,677,454
		60937P106	MONGODB INC CL A	3,901	2,064,994
		64110L106	NETFLIX INC	7,543	4,544,205
		654106103	NIKE INC CL B	9,982	1,663,700
		67066G104	NVIDIA CORP	13,400	3,941,074
		70450Y103	PAYPAL HLDGS INC	9,474	1,786,607
		70614W100	PELOTON INTERACTIVE INC CL A	16,181	578,633
		76954A103	RIVIAN AUTOMOTIVE INC	17,918	1,857,917
		778296103	ROSS STORES INC	33,391	3,815,923
		78409V104	S&P GLOBAL INC	3,574	1,686,678

Capital One Financial Corporation Associate Savings Plan

		79466L302	SALESFORCE INC	20,419	5,189,080
		808513105	SCHWAB CHARLES CORP	12,653	1,064,117
		81730H109	SENTINELONE INC	21,600	1,090,584
		81762P102	SERVICENOW INC	5,855	3,800,539
		83304A106	SNAP INC - A	72,789	3,423,267
		833445109	SNOWFLAKE INC CL A	709	240,174
		848637104	SPLUNK INC	11,898	1,376,837
		852234103	BLOCK INC CL A	3,800	613,738
		863667101	STRYKER CORP	17,176	4,605,143
		871607107	SYNOPSYS INC	7,007	2,582,080
		88160R101	TESLA INC	1,070	1,130,755
		90364P105	UIPATH INC A	20,511	884,639
		91324P102	UNITEDHEALTH GROUP INC	13,243	6,649,840
		92532F100	VERTEX PHARMACEUTICALS INC	7,875	1,729,350
		92826C839	VISA INC CL A	20,699	4,485,680
		934550203	WARNER MUSIC GRP CORP CL A	12,119	523,298
		98138H101	WORKDAY INC CL A	2,600	710,268
		98980L101	ZOOM VIDEO COMMUNICATIONS INC CL A	4,937	907,964
		B783TY6	APTIV PLC	8,059	1,329,332
		B908F01	ASML HLDG NV (NY REG SHS) NEW YORK REGISTERED SHAR	5,530	4,402,654
		BFZ1K46	SPOTIFY TECHNOLOGY SA	13,431	3,143,257
		BXDZ9Z0	SHOPIFY INC CL A	561	772,716
		09248U874	BLACKROCK LIQUID FEDERAL TRUST INSTL	—	—
		262006208	Dreyfus Government Cash Mgmt Instl	578,419	578,419
		76105Y109	T ROWE PRICE GOVERNMENT RESERVE INVESTMENT FUND	2,308,525	2,308,675
CAPITAL ONE T ROWE LC GR Total					248,945,612
U.S. Small / Mid Cap Equity Fund	733,431,582	64234933	BLACKROCK RUSS 2500 INDEX FD	597,309	27,925,949
		FGD189000	Capital One Jackson SMID	7,156,507	119,470,732
		FGD190000	Capital One River Rd SMID	6,429,722	116,455,127
		FGD192000	Capital One William SMID	11,658,187	196,288,898
		ICB482000	VICTORY CAPITAL SMID	27,258,607	273,294,797
U.S. Small / Mid Cap Equity Fund Total					733,435,502
CAPITAL ONE JACKSON SMID	119,571,040	CASH	(CASH)	(63,335)	(63,335)
		3654100	ABIOMED INC	8,990	3,228,938
		01675A109	ALLBIRDS INC A	65,401	986,247
		09073M104	BIO TECHNE CORP	12,278	6,351,901
		114340102	AZENTA INC	5,788	596,801
		22266L106	COUPA SOFTWARE INC	18,716	2,958,064
		25659T107	DOLBY LABORATORIES INC CL A	65,872	6,272,332
		30744W107	FARFETCH LTD CL A	118,949	3,976,465
		384109104	GRACO INC	45,145	3,639,590
		39874R101	GROCERY OUTLET HOLDING CORP	212,605	6,012,469
		52603A208	LENDINGCLUB CORP	147,274	3,561,085
		530307305	LIBERTY BROADBAND CORP C	35,968	5,794,445
		55087P104	LYFT INC	181,444	7,753,102

Capital One Financial Corporation Associate Savings Plan

		64157F103	NEVRO CORPORATION	48,503	3,932,138
		650111107	NEW YORK TIMES CO CL A	176,689	8,534,079
		68213N109	OMNICELL INC	15,111	2,726,629
		69404D108	PACIFIC BIOSCIENES OF CALI INC	290,143	5,936,326
		698813102	PAPA JOHNS INTL INC	21,098	2,815,950
		78781P105	SAILPOINT TECHNOLOGIES HOLDING INC	61,358	2,966,046
		860897107	STITCH FIX	139,119	2,632,131
		875372203	TANDEM DIABETES CARE INC	50,958	7,670,198
		90184D100	TWIST BIOSCIENCE CORP	35,553	2,751,447
		91688F104	UPWORK INC	124,052	4,237,616
		92719V100	VIMEO INC	154,482	2,774,497
		92918V109	VROOM INC	134,362	1,449,766
		98311A105	WYNDHAM HOTELS & RESORTS INC	52,824	4,735,672
		BFXCLC6	ELASTIC NV	44,036	5,420,391
		BFZCHN7	WIX.COM LTD	31,778	5,014,251
		262006208	Dreyfus Government Cash Mgmt Instl	5,074,067	5,074,067
CAPITAL ONE JACKSON SMID Total					119,739,307
CAPITAL ONE RIVER RD SMID	116,341,959	CASH	(CASH)	455,960	455,960
		4498101	ACI WORLDWIDE INC	75,640	2,624,708
		00751Y106	ADVANCE AUTO PARTS INC	17,493	4,213,714
		00922R105	AIR TRANSPORT SERVICES GROUP	167,373	4,917,419
		01626W101	ALIGHT INC CL A	182,052	1,967,982
		25676206	AMERICAN EQY INVT LIFE HLD CO	81,107	3,156,684
		401E112	ARGAN INC	42,480	1,643,551
		04247X102	ARMSTRONG WORLD INDUSTRIES INC	24,981	2,900,794
		47649108	ATKORE INC	18,225	2,026,438
		05351X101	AVAYA HOLDINGS CORP	143,080	2,832,984
		05550J101	BJS WHSL CLUB HLDGS INC	43,017	2,880,848
		12508E105	CDK GLOBAL INC	39,960	1,667,930
		126117100	C N A FINANCIAL CORP	28,209	1,243,453
		127190304	CACI INTERNATIONAL INC	7,682	2,068,071
		13765N107	CANNAE HOLDINGS INC	118,658	4,170,829
		15136A102	CENTENNIAL RESOURCE DEVELOPMENT INC CL A	126,149	754,371
		165167735	CHESAPEAKE ENERGY CORP	8,934	576,422
		194014106	ENOVIS CORP	16,362	752,161
		199908104	COMFORT SYSTEMS USA INC	30,155	2,983,536
		21871N101	CORECIVIC INC	177,305	1,767,731
		231561101	CURTISS WRIGHT CORPORATION	14,076	1,951,919
		23355L106	DXC TECHNOLOGY CO	47,650	1,533,854
		2339252	WHITE MOUNTAINS INS GROUP LTD	4,086	4,142,795
		26484T106	DUN & BRADSTREET HOLDINGS IN	145,403	2,979,307
		2677606	AXIS CAPITAL HOLDINGS LTD	30,432	1,670,717

Capital One Financial Corporation Associate Savings Plan

		28238P109	EHEALTH INC	6,895	175,823
		294268107	EPLUS INC	41,004	2,209,296
		302635206	FS KKR CAP CORP	27,614	595,358
		31620R303	FIDELITY NATIONAL FINL INC	50,582	2,639,369
		37247D106	GENWORTH FINANCIAL INC A	360,772	1,461,127
		38046W105	GOHEALTH INC	64,718	245,281
		384313508	GRAFTECH INTERNATIONAL LTD	168,784	1,996,715
		405024100	HAEMONETICS CORP MASS	15,879	842,222
		415864107	HARSCO CORP	63,921	1,068,120
		436106108	HOLLYFRONTIER CORP	46,178	1,513,715
		44109J106	HOSTESS BRANDS INC CL A	146,537	2,992,286
		446413106	HUNTINGTON INGALLS INDUSTRIES INC	9,558	1,784,861
		457030104	INGLES MARKETS INC-CL A	13,146	1,135,026
		501889208	LKQ CORP	92,096	5,528,523
		58502B106	MEDNAX INC	24,702	672,141
		60871R209	MOLSON COORS BEVERAGE CO B	39,653	1,837,917
		626755102	MURPHY USA INC	17,556	3,497,857
		62886E112	NCR CORP	85,567	3,439,793
		65158N102	NEWMARK GROUP INC CL A	40,929	765,372
		670837103	OGE ENERGY CORP	35,653	1,368,362
		67401P108	OAKTREE SPECIALTY LENDING CORP	117,460	876,252
		703395103	PATTERSON COMPANIES INC	36,281	1,064,847
		74051N102	PREMIER INC	97,119	3,998,389
		78454L100	SM ENERGY CO	26,769	789,150
		896215209	TRIMAS CORP	11,231	415,547
		904708104	UNIFIRST CORP	15,417	3,248,362
		91336L107	UNIVAR INC	34,553	979,578
		92552R406	VIAD CORP	10,632	454,943
		92840M102	VISTRA CORP	90,126	2,052,169
		981475106	WORLD FUEL SERVICES CORP	28,440	756,220
		BD9Q3P5	LIBERTY LATIN AMERICA LTD CL A	66,470	775,040
		BD9Q3Q6	LIBERTY LATIN AMERICA LTD CL C	115,590	1,317,726
		BSFWCF5	AXALTA COATING SYSTEMS LTD	73,091	2,420,774
		262006208	Dreyfus Government Cash Mgmt Instl	3,658,026	3,658,026
CAPITAL ONE RIVER RD SMID Total					116,460,362
CAPITAL ONE WILLIAM SMID	196,330,155	CASH	(CASH)	12,849	12,849
		3654100	ABIOMED INC	9,790	3,516,274
		00404A109	ACADIA HEALTHCARE CO INC	44,353	2,692,227
		11642105	ALARM.COM HOLDINGS INC	30,841	2,615,625
		23436108	AMEDISYS INC	10,012	1,620,743
		03990B101	ARES MANAGEMENT CORP CL A	35,673	2,899,145
		05338G106	AVALARA INC	19,632	2,534,688
		05464C101	AXON ENTERPRISE INC	21,769	3,417,733
		05605H100	BWX TECHNOLOGIES INC	73,273	3,508,311

Capital One Financial Corporation Associate Savings Plan

09073M104	BIO TECHNE CORP	7,529	3,895,053
09627Y109	BLUEPRINT MEDICINES CORP	20,140	2,157,195
109194100	BRIGHT HORIZONS FAMILY SOLUTIONS INC	22,882	2,880,386
109696104	BRINKS CO	51,253	3,360,659
114340102	AZENTA INC	39,595	4,082,640
12008R107	BUILDERS FIRSTSOURCE	77,489	6,641,582
122017106	BURLINGTON STORES INC	11,800	3,439,818
12685J105	CABLE ONE INC	1,310	2,310,120
15118V207	CELSIUS HOLDINGS INC	19,960	1,488,417
15687V109	CERTARA INC	51,927	1,475,765
159864107	CHARLES RIVER LABS INTL INC	11,042	4,160,405
16115Q308	CHART INDUSTRIES INC	8,055	1,284,692
16359R103	CHEMED CORP	5,210	2,756,298
2158684	CAMECO CORP	137,711	3,003,477
2202729	RITCHIE BROS AUCTIONEERS	36,787	2,251,732
228368106	CROWN HOLDINGS INC	40,570	4,487,853
2419530	HELEN OF TROY LTD	6,078	1,485,889
24790A101	DENBURY INC	35,874	2,747,590
268150109	DYNATRACE INC	67,504	4,073,866
29362U104	ENTEGRIS INC	19,102	2,647,155
298736109	EURONET WORLDWIDE INC	30,176	3,596,074
35138V102	FOX FACTORY HOLDING CORP	19,237	3,272,214
40171V100	GUIDEWIRE SOFTWARE INC	21,492	2,439,987
40637H109	HALOZYME THERAPEUTICS INC	58,631	2,357,553
42226A107	HEALTHEQUITY INC	41,972	1,856,841
422806208	HEICO CORP CL A	12,002	1,542,497
457669307	INSMED INC	54,086	1,473,303
457730109	INSPIRE MEDICAL SYSTEMS INC	10,012	2,303,361
527064109	LESLIE'S INC	135,098	3,196,419
53220K504	LIGAND PHARMACEUTICALS	14,095	2,177,114
533900106	LINCOLN ELECTRIC HLDGS INC	11,704	1,638,911
538034109	LIVE NATION ENTERTAINMENT INC	17,445	2,087,992
55306N104	MKS INSTRUMENTS INC	8,070	1,405,552
573284106	MARTIN MARIETTA MATERIALS INC	8,363	3,684,069
589378108	MERCURY SYSTEMS INC	38,041	2,094,537
589889104	MERIT MEDICAL SYSTEMS INC	30,501	1,900,212
636518102	NATIONAL INSTRUMENT CORP	55,573	2,426,873
63845R107	NATIONAL VISION HOLDINGS INC	50,417	2,419,512
644393100	NEW FORTRESS ENERGY INC	47,851	1,155,123
653656108	NICE LTD SPON ADR	12,873	3,908,243
67000B104	NOVANTA INC	11,991	2,114,373
690370101	OVERSTOCK.COM INC DEL	29,802	1,758,616
69404D108	PACIFIC BIOSCIENES OF CALI INC	61,718	1,262,750
705573103	PEGASYSTEMS INC	14,668	1,640,616
70975L107	PENUMBRA INC	13,534	3,888,589

Capital One Financial Corporation Associate Savings Plan

		71377A103	PERFORMANCE FOOD GROUP CO	58,643	2,691,127
		74624M102	PURE STORAGE INC CL A	151,141	4,919,640
		76156B107	REVOLVE GROUP INC	42,253	2,367,858
		83417M104	SOLAREDGE TECHNOLOGIES INC	10,721	3,007,991
		85859N102	STEM INC	53,838	1,021,307
		88025U109	10X GENOMICS INC	13,688	2,038,964
		88331L108	BEAUTY HEALTH CO/THE	58,178	1,405,580
		89531P105	TREX CO INC	38,172	5,154,365
		90184D100	TWIST BIOSCIENCE CORP	18,641	1,442,627
		922280102	VARONIS SYSTEMS INC	40,861	1,993,200
		92337F107	VERACYTE INC	45,856	1,889,267
		928254101	VIRTU FINANCIAL INC- CL A	114,503	3,301,121
		957638109	WESTERN ALLIANCE BANCORP	26,939	2,899,983
		977852102	WOLFSPEED INC	13,547	1,514,148
		98139A105	WORKIVA INC	17,279	2,254,737
		98311A105	WYNDHAM HOTELS & RESORTS INC	47,904	4,294,594
		98986T108	ZYNGA INC	337,612	2,160,717
		BJQ0C55	FIRSTSERVICE CORP	11,253	2,212,931
		BQPVQZ6	HORIZON THERAPEUTICS PLC	26,015	2,803,376
		BWFRFD7	KORNIT DIGITAL LTD	9,463	1,440,742
		262006208	Dreyfus Government Cash Mgmt Instl	4,733,968	4,733,968
CAPITAL ONE WILLIAM SMID Total					196,597,762
CAPITAL ONE VIC CAP SMID	273,283,688	CASH	(CASH)	(51)	(51)
		1084102	AGCO CORP	14,051	1,630,197
		11659109	ALASKA AIR GROUP INC	16,191	843,551
		13872106	ALCOA CORP	50,997	3,038,401
		18522300	ALLETE INC	34,164	2,266,781
		02208R106	ALTRA INDUSTRIAL MOTION CORP	28,387	1,466,189
		25932104	AMERICAN FINL GROUP INC OHIO	16,547	2,272,234
		03750L109	APARTMENT INCOME REIT CORP CL A	51,782	2,830,922
		03852U106	ARAMARK	63,265	2,331,315
		03966V107	ARCONIC CORP	40,584	1,339,678
		04316A108	ARTISAN PARTNERS ASSET MANAGEMENT INC A	41,868	1,994,592
		43436104	ASBURY AUTOMOTIVE GROUP INC	8,330	1,438,841
		04621X108	ASSURANT INC	13,552	2,112,215
		47649108	ATKORE INC	20,684	2,299,854
		04911A107	ATLANTIC UN BANKSHARES CORP	53,355	1,989,608
		77454106	BELDEN INC	37,517	2,467,868
		09257W100	BLACKSTONE MORTGAGE TR CL A	60,697	1,896,174
		94235108	BLOOMIN BRANDS INC	69,256	1,452,991
		117043109	BRUNSWICK CORP	21,825	2,198,432
		12008R107	BUILDERS FIRSTSOURCE	32,410	2,777,861
		125269100	CF INDUSTRIES HOLDINGS INC	38,658	2,736,213
		127097103	COTERRA ENERGY INC	121,395	2,306,505

Capital One Financial Corporation Associate Savings Plan

127203107	CACTUS INC CL A	53,422	2,036,981
12769G100	CAESARS ENTERTAINMENT INC	17,617	1,647,718
142339100	CARLISLE COS INC	10,770	2,672,252
171779309	CIENA CORP	33,957	2,613,670
17243V102	CINEMARK HOLDINGS INC	93,708	1,510,573
184496107	CLEAN HARBORS INC	18,330	1,828,784
185899101	CLEVELAND-CLIFFS INC	127,100	2,766,967
200340107	COMERICA INC	31,668	2,776,650
206787103	CONDUENT INC	196,785	1,050,832
20854L108	CONSOL ENERGY INC - W/I	63,336	1,438,361
222070203	COTY INC CL A	228,631	2,400,626
224399105	CRANE CO	18,901	1,922,799
2353058	FLEX LTD	116,687	2,138,873
25179M103	DEVON ENERGY CORP	63,479	2,796,250
252784301	DIAMONDROCK HOSPITALITY CO	211,504	2,032,553
25278X109	DIAMONDBACK ENERGY INC	24,536	2,646,208
27579R104	EAST WEST BANCORP INC	30,598	2,407,451
28035Q102	EDGEWELL PERSONAL CARE CO	29,584	1,355,954
29084Q100	EMCOR GROUP INC	16,904	2,153,401
29261A100	ENCOMPASS HEALTH CORP	32,453	2,126,970
29355X107	ENPRO INDUSTRIES INC	15,192	1,672,183
298736109	EURONET WORLDWIDE INC	18,544	2,209,888
32054K103	FIRST INDUSTRIAL REALTY TRUST	36,447	2,422,632
346375108	FORMFACTOR INC	36,715	1,678,610
36467J108	GAMING AND LEISURE PROPRTI INC	48,358	2,364,706
364760108	GAP INC	78,300	1,381,995
387328107	GRANITE CONSTRUCTION INC	52,780	2,049,447
393222104	GREEN PLAINS INC	70,897	2,464,380
410120109	HANCOCK WHITNEY CORP	64,192	3,210,884
410867105	HANOVER INSURANCE GROUP INC	12,054	1,579,797
431284108	HIGHWOODS PROPERTIES INC	52,495	2,340,752
443201108	HOWMET AEROSPACE INC	65,904	2,097,724
444097109	HUDSON PACIFIC PROPERTIES INC	73,964	1,827,650
45073V108	ITT INC	22,467	2,295,903
45667G103	INFINERA CORP	152,920	1,466,503
466313103	JABIL INC	27,175	1,911,761
49714P108	KINSALE CAPITAL GROUP INC	7,132	1,696,631
497266106	KIRBY CORP	25,106	1,491,799
499049104	KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC	34,949	2,129,792
500643200	KORN FERRY	22,467	1,704,122
50212V100	LPL FINL HLDGS INC	16,048	2,569,124
521865204	LEAR CORP NEW	8,416	1,539,707
534187109	LINCOLN NATIONAL CORP	21,000	1,433,460

Capital One Financial Corporation Associate Savings Plan

535919500	LIONS GATE ENTERTAINMENT CORP B	103,777	1,597,128
552848103	MGIC INVESTMENT CORP	120,396	1,736,110
55303J106	MGP INGREDIENTS INC	16,717	1,420,778
55306N104	MKS INSTRUMENTS INC	9,344	1,627,444
554489104	VERIS RESIDENTIAL INC	88,800	1,632,144
55616P104	MACYS INC	62,694	1,650,733
556269108	STEVEN MADDEN LTD	43,722	2,031,761
56418H100	MANPOWERGROUP INC	16,619	1,617,527
58463J304	MEDICAL PPTY TR INC	111,980	2,677,442
59001K100	MERITOR INC	62,266	1,542,951
600544100	MILLERKNOLL INC	40,869	1,609,319
60871R209	MOLSON COORS BEVERAGE CO B	27,531	1,276,062
61945C103	MOSAIC CO NEW	70,540	2,771,517
62886E112	NCR CORP	44,561	1,791,352
651229106	NEWELL BRANDS INC	73,536	1,606,026
65336K103	NEXSTAR MEDIA GROUP INC A	14,693	2,218,349
680665205	OLIN CORP	53,137	3,056,440
682189105	ON SEMICONDUCTOR CORP	39,858	2,707,155
68622V106	ORGANON & CO	72,680	2,213,106
688239201	OSHKOSH CORP	15,834	1,784,650
69327R101	PDC ENERGY INC	51,710	2,522,414
695263103	PACWEST BANCORP	67,116	3,031,630
712704105	PEOPLES UNITED FINANCIAL INC	113,121	2,015,816
71377A103	PERFORMANCE FOOD GROUP CO	39,371	1,806,735
74164M108	PRIMERICA INC	11,055	1,694,400
745867101	PULTEGROUP INC	30,131	1,726,808
74762E102	QUANTA SVCS INC	19,776	2,267,516
751212101	RALPH LAUREN CORP	19,900	2,378,995
758750103	REGAL REXNORD CORP	11,983	2,043,221
759351604	REINSURANCE GROUP OF AMERICA	14,907	1,632,167
783549108	RYDER SYSTEM INC	21,825	1,799,035
78709Y105	SAIA INC	7,846	2,644,337
81619Q105	SELECT MEDICAL HLDGS CORP	53,422	1,570,607
82981J109	SITE CENTERS CORP	135,303	2,158,083
830879102	SKYWEST INC	31,240	1,227,732
840441109	SOUTHSTATE CORP	33,879	2,714,047
848574109	SPIRIT AEROSYSTEM HLD INC CL A	43,151	1,859,808
84857L101	SPIRE INC	37,731	2,486,662
860630102	STIFEL FINANCIAL CORP	31,026	2,184,851
862121100	STORE CAPITAL CORP	47,074	1,637,469
86614U100	SUMMIT MATERIALS INC CL A	59,342	2,381,988
87161C501	SYNOVUS FINANCIAL CORP.	60,983	2,939,381
87901J105	TEGNA INC	74,592	1,390,858
883203101	TEXTRON INC	30,812	2,379,303
894164102	TRAVEL+LEISURE CO	37,231	2,057,757
896522109	TRINITY INDUSTRIES INC	47,930	1,447,486
902681105	UGI CORP NEW	46,718	2,160,941
91336L107	UNIVAR INC	81,167	2,301,084
92343X100	VERINT SYSTEMS INC	38,801	2,037,441

Capital One Financial Corporation Associate Savings Plan

		925652109	VICI PPTYS INC	93,721	2,855,679
		926400102	VICTORIA'S SECRET & CO	29,500	1,638,430
		92839U206	VISTEON CORP	14,836	1,648,873
		92840M102	VISTRA CORP	104,776	2,385,750
		929089100	VOYA FINANCIAL INC	31,668	2,099,905
		929740108	WESTINGHOUSE AIR BRAKE TECH CORP	19,115	1,760,683
		960413102	WESTLAKE CORP	21,397	2,078,291
		966387508	WHITING PETROLEUM CORP NEW	37,445	2,421,943
		97650W108	WINTRUST FINANCIAL CORP	26,319	2,390,292
		978097103	WOLVERINE WORLD WIDE INC	65,838	1,903,377
		98983L108	ZURN WATER SOLUTIONS CORP	33,023	1,202,037
		98986T108	ZYNGA INC	208,736	1,335,910
		B00V7H8	ASSURED GUARANTY LTD	27,603	1,385,671
		B28XP76	INVESCO LTD	91,224	2,099,976
		B4Q5ZN4	JAZZ PHARMA PLC	13,266	1,690,088
		B9CGTC3	NORWEGIAN CRUISE LINE HLDGS LTD	90,158	1,869,877
		BDVJJQ5	NVENT ELECTRIC PLC	52,138	1,981,244
		BGH1M56	PERRIGO CO PLC	50,569	1,967,134
		BJ1N1M9	CAPRI HOLDINGS LTD	27,959	1,814,819
		HHD822000	BNY COLLECTIVE US GOVT STIF 15 BPS	3,752,747	3,752,747
CAPITAL ONE VIC CAP SMID Total					270,902,987
International Equity Fund	479,611,023	02509D541	AMERN CENTY NON U S CONCENTRATED GROWTH TR CL M	4,842,749	86,522,006
		04281W762	ARROWSTR INTL EQ EAFE CIT CL M	897,008	150,228,620
		49N99X671	INVESTEC EM LLC	535,975	93,988,560
		80808J609	SCHRODER COLLECTIVE INVT TR CL M	8,377,872	123,573,610
		316146315	GLOBAL EX US INDEX	1,664,175	25,445,240
International Equity Fund Total					479,758,035

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION
ASSOCIATE SAVINGS PLAN

Date: June 17, 2022	By:	/s/ PAMELA VENTURA
Pamela Ventura
on behalf of the Benefits Committee, as Plan Administrator